John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com
May 2, 2011
VIA E-MAIL and FEDERAL EXPRESS
Alison T. White
Senior Counsel
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

Re:	Manulife Financial Corporation/John Hancock Life Insurance Company (U.S.A.)
single payment modified guarantee deferred annuity contract with market value adjustment interests
Combined Registration Statement on Form F-3 (File Nos. 333-168694 and 333-168694-01)
Dear Ms. White:
This letter serves to notify you that we have elected to remove the proposed termination provision to the terms of the subordinated guarantee (the “Subordinated Guarantee”) by Manulife Financial Corporation (“MFC”) of the obligations of John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) under the above-referenced modified guaranteed annuity contract (the “Contract”). The Contract and the Subordinated Guarantee are being registered by MFC and JHUSA under the above-referenced Registration Statement on Form F-3 (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, on August 9, 2010 (Accession Number 0000950123-10-075200). Accordingly, the Subordinated Guarantee will be as described in our filing submitted on August 9, 2010.
If you have any questions or comments with respect to this letter, the Subordinated Guarantee or the Registration Statement, please contact me at (617) 663-3192 or, in my absence, please contact Scott A. Lively, AVP and Chief Counsel, Fixed Products, at (617) 663-2218. Thank you.
Sincerely,
/s/ Thomas J. Loftus
Thomas J. Loftus
Senior Counsel — Annuities

1